[LOGO]
                                                      Safety-Kleen Corp.
                                                      1000 N. Randall Road
                                                      Elgin, IL 60123

                                                      (847) 697-8460

                                                      For further information:

FOR IMMEDIATE RELEASE                                 CONTACT:  MAUREEN FISK
                                                               (847) 468-2452

                          SAFETY-KLEEN CORP. ANNOUNCES
                           FIRST QUARTER 1997 RESULTS


      Elgin, Illinois -- April 11, 1997 -- Safety-Kleen Corp. (NYSE/SK) today announced results for the first quarter ended March 22, 1997. Consolidated revenue for the period was $220.2 million, up 9.2% compared with $201.7 million for the first quarter in 1996. Net earnings were $11.8 million, or $.20 per share, compared with $13.1 million, or $0.23 per share reported in the same quarter one year ago.

      Revenue from the Company's Automotive/Retail Repair Services, which includes its newly-introduced Vacuum Service, was up 9% compared with the prior year, while Industrial Services revenue grew 10% . The Company's tolling operations reported stronger first quarter 1997 results, while in Europe, revenue was up 4% with solid improvement in after tax earnings. President and Chief Executive Officer, John G. Johnson, Jr., noted, "We are pleased to announce that our established businesses performed within our expectations from a revenue standpoint. We remain confident in our ability to produce top line revenue growth but also recognize our earnings performance will be adversely impacted in view of the unique oil situation as well as the costs associated with starting and growing several new business opportunities."

      As expected and announced in a Company release issued March 11, 1997, the Company's Oil Recovery Services ("ORS") earnings decreased reflecting the continued depressed pricing in the lube oil market. ORS reported a revenue increase of 8% compared with one year ago, however it posted an after tax loss of approximately $730,000 compared to after tax earnings of $860,000 reported in the first quarter of 1996. The current trend of lube oil pricing has impacted the profitability of the approximately 60 million gallons of re-refined base oil that it sells annually. Safety-Kleen sold approximately 12 million gallons of re-refined base lube in the first quarter of 1997. Johnson added, "The average selling price for re-refined lube oil in the first quarter of 1997 was $0.865 per gallon, compared with $0.994 per gallon in the first quarter of 1996. We believe that there is still excess capacity in the market and therefore do not expect prices to return to historic levels in the near future," Johnson said.

                                     -More-
[LOGO] Printed on recycled paper.

[LOGO]

SAFETY-KLEEN CORP.
ADD ONE



      Johnson further added, "Our new businesses are producing consistent top line growth for the Company. We are on an aggressive rollout of our Vacuum Service program which reported revenue of just under $3 million in the first quarter of 1997. Our Imaging Service also continues to show revenue growth through the addition of customers. We expect this business to improve from a profitability standpoint as the efficiency of our Branch Imaging Specialists increases. As each of our new businesses progress from the startup phase, they will make measurable contributions to the earnings line," Johnson concluded.

            Safety-Kleen is an environmental and industrial service company dedicated to helping businesses recycle and process their waste streams. Its stock is traded on the New York Stock Exchange under the symbol "SK". For further information, contact Safety-Kleen via e-mail:
FINANCE@SAFETY-KLEEN.COM.



PRIVATE SECURITIES LITIGATION REFORM ACT DISCLOSURE

This press release contains various forward-looking statements, including revenue and operating projections. There are many factors that could cause actual results to differ materially, such as: adoption of new environmental laws and regulations and changes in the ways such laws and regulations are interpreted and enforced; general business conditions, such as the level of competition, changes in demand for the Company's services and the strength of the economy in general; and prices for petroleum based products.


                                     - END -

                                     [LOGO]


                       CONSOLIDATED STATEMENT OF EARNINGS
                      (thousands, except per share amounts)


                                                  TWELVE
                                                WEEKS ENDED
                                         Mar. 22,1997    Mar. 23, 1996

Revenue
  North America
     Automotive/Retail Repair Services   $  59,317      $  54,609

     Industrial Services
       Parts Cleaner .................      31,029         28,763
       Fluid Recovery ................      34,357         30,448
       Total Industrial ..............      65,386         59,211

     Oil Recovery Services ...........      32,858         30,399
     Other ...........................      37,249         33,034
     Total North America .............     194,810        177,253

  Europe .............................      25,420         24,470

Consolidated Revenue .................     220,230        201,723

Operating costs and expenses .........     164,084        145,823
Selling and administrative expenses ..      32,575         29,728


Operating income .....................      23,571         26,172
Interest income ......................         227            180
Interest expense .....................      (4,361)        (4,264)

Earnings before income taxes .........      19,437         22,088

Income taxes .........................       7,599          9,011

Net earnings .........................   $  11,838      $  13,077

Earnings per common and common
  equivalent share ...................   $    0.20      $    0.23

Average number of common and common
  equivalent shares outstanding ......      58,420         57,903

Cash dividends per common share ......   $    0.09      $    0.09

--------------------------------


1. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and seventeen and sixteen weeks for the fourth interim period of 1997 and 1996, respectively.